Discover Financial Services	Exhibit 12

Computation of Ratio of Earnings to Fixed Charges

(dollars in millions)

	For the Six Months Ended		For the Years Ended November 30,
	May 31, 2009	May 31, 2008	2008	2007	2006	2005	2004
Earnings:
Income from continuing operations before income tax expense	$611	$717	$1,658	$1,526	$1,668	$956	$1,209
Losses from unconsolidated investees	2	2	3	4	3	2	2

Total earnings	613	719	1,661	1,530	1,671	958	1,211
Fixed Charges(1):
Total interest expense	633	653	1,288	1,223	836	718	590
Interest factor in rents	1	2	5	4	3	3	2

Total fixed charges	634	655	1,293	1,227	839	721	592
Preferred stock requirements	27	—	—	—	—	—	—

Earnings from continuing operations before income tax expense and fixed charges	$1,247	$1,374	$2,954	$2,757	$2,510	$1,679	$1,803

Ratio of earnings to fixed charges	2.0	2.1	2.3	2.2	3.0	2.3	3.0

Earnings from continuing operations before income tax expense, fixed charges and preferred stock requirements	$1,274	$1,374	$2,954	$2,757	$2,510	$1,679	$1,803

Ratio of earnings to fixed charges and preferred stock requirements	1.9	2.1	2.3	2.2	3.0	2.3	3.0

(1)	Fixed charges defined as interest expensed, amortized premiums discounts and capitalized expenses related to indebtedness and interest within rental expense